                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------
                                  SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. ____________)*

                            IMPCO TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   45255W106
                                 (CUSIP Number)

                                Robert Stemmler
                          c/o Impco Technologies, Inc.
                              16804 Gridley Place
                           Cerritos, California 90703
                                 (310) 751-2100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 15, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the NOTES).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45255W106                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Stemmler
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          460,435
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          460,435
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      460,435
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
 *Consists of 120,658 shares held by Robert Stemmler, 299,777 shares which may be purchased by Robert Stemmler pursuant to currently exercisable stock options, and 40,000 shares which may be purchased upon exercise of outstanding stock options that are exercisable within 60 days after March 26, 2001.

 **Based on 10,278,377 shares of Common Stock outstanding as of March 19, 2001, as reported in IMPCO's Report on Form 10-Q for the fiscal quarter ended
January 31, 2001.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45255W106                                      PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dale Rasmussen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          198,690
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          198,690
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      198,690
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.933%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

 *Consists of 143,590 shares held by Dale Rasmussen, 47,100 shares which may be purchased by Dale Rasmussen pursuant to currently exercisable stock options, and 8,000 shares which may be purchased upon exercise of outstanding stock options that are exercisable within 60 days after March 26, 2001.

 **Based on 10,278,377 shares of Common Stock outstanding as of March 19, 2001, as reported in IMPCO's Report on Form 10-Q for the fiscal quarter ended
January 31, 2001.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45255W106                                      PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Syed Hussain
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          178,458
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          178,458
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      178,458
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.736%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

 *Consists of 113,858 shares held by Syed Hussain, 44,600 shares which may be purchased by Syed Hussain pursuant to currently exercisable stock options, and 20,000 shares which may be purchased by Syed Hussain upon exercise of outstanding stock options that are exercisable within 60 days after March 26, 2001.

 **Based on 10,278,377 shares of Common Stock outstanding as of March 19, 2001, as reported in IMPCO's Report on Form 10-Q for the fiscal quarter ended January 31, 2001.

ITEM 1  SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.001 per share of Impco Technologies, Inc., a Delaware corporation ("Impco"). Impco's principal executive offices are located at 6804 Gridley Place, Cerritos, California 90703.

ITEM 2  IDENTITY AND BACKGROUND

This statement is being filed jointly by Robert Stemmler, Impco's Chairman of the Board of Directors, President and Chief Executive Officer ("Stemmler"), Dale Rasmussen, Senior Vice President of Investor Relations ("Rasmussen"), and Syed Hussain, Vice President of Technology and Automotive OEM Operations ("Hussain"), as individuals (each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons"). Each Reporting Person is filing this report because the loan arrangements described below may have resulted or in the future may result in the formation of a group among the three Reporting Persons. Each Reporting Person disclaims the current or any future existence of this group and further declares that the filing of this report shall not be construed as an admission that the Reporting Person is, for the purposes of section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this report owned by either of the other Reporting Persons.


            Name/Citizenship               Present Business Address            Present Principal Occupation
-----------------------------------------  ------------------------  -------------------------------------------------
Robert Stemmler/United States              Impco Technologies, Inc.     Chief Executive Officer, President and
                                           16804 Gridley Place          Chairman of Impco
                                           Cerritos, CA  90703

Dale Rasmussen/United States               Impco Technologies, Inc.     Senior Vice President of Investor Relations
                                           708 Industry Drive           and Secretary of Impco
                                           Seattle, WA 98188

Syed Hussain/United States                 Impco Technologies, Inc.     Vice President of Technology and
                                           17872 Cartwright Rd.         Automotive OEM Operations of Impco
                                           Irvine, CA  92614

During the last five years none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF CONSIDERATION

On March 15, 2001, each Reporting Person exercised options to purchase Impco Common Stock (the "Option Shares") at $13.75 per share in the following amounts:
Stemmler, 113,858 Option Shares; Rasmussen, 56,928 Option Shares; and Hussain, 113,858 Option Shares. These options to purchase Impco Common Stock had been granted to each Reporting Person in 1998 by Questor Partners Funds and its affiliate Questor Side-By-Side Partners, L.P. To finance the exercise of these options, IMPCO extended loans to the officers for the full purchase price of $3,913,854 ($1,565,547 each to Stemmler and Hussain and $782,760 to Rasmussen). The loans are secured by (i) a pledge to the Company of a security interest in and lien upon shares of common stock of the Company (the "Pledged Shares") and certain vested Company nonqualified stock options issued to each Reporting Person pursuant to various Company stock option plans (the "NQ Options") and
(ii) an agreement not to exercise any vested Company incentive stock options issued to the Reporting Person pursuant to various Company stock option plans ("ISOPs") or to grant any third party any interest in such ISOPs. Additionally, Rasmussen pledged the equity value of his personal residence as collateral to secure his loan and Stemmler and Rasmussen provided collateral to secure Hussain's loan. Each Reporting Person's loan bears interest at 9% per annum and matures in one year. A copy of the Promissory Note issued by each Reporting Person in favor of Impco as well as the Security Agreement and Agreement Not to Exercise Options entered into between Impco and each Reporting Person are attached hereto as Exhibits 1 through 6. A copy of a Deed of Trust executed by Rasmussen is attached hereto as Exhibit 7. These loan transactions are also described in Items 4 and 6.

ITEM 4  PURPOSE OF TRANSACTION

The response to Item 3 is incorporated herein by reference. Each of the Reporting Person's acquired Option Shares for his own account for investment.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time acquire additional Impco Common Stock in the market or otherwise dispose of their Impco common stock, depending upon market, economic, business and other conditions and factors. In reaching any conclusion as to its future course of action, such parties will take into consideration various factors, such as Impco's business and prospects, other developments concerning Impco, other business opportunities available to such party, amounts of principal and interest due under the loans, and general economic and stock market conditions, including, without limitation, the market price of Impco Common

Stock. Each Reporting Person reserves the right, based on all relevant factors and subject to applicable law, to (i) acquire additional shares of Impco Common Stock in the open market, in privately negotiated transactions or otherwise;
(ii) dispose of all or a portion of its holdings of Impco Common Stock; (iii) continue to hold all or a part of such shares and exercise voting control over Impco; (iv) take other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D; or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

     (a) The responses of the Reporting Persons to Rows (7) through (13) of cover pages 2, 3 and 4 of this statement on Schedule 13D are incorporated herein by reference. As of March 26, 2001, (i) Stemmler owned 120,658 shares of Impco's Common Stock, had the right to acquire 299,777 shares of Impco's Common Stock pursuant to currently exercisable stock options, and will have the right to purchase 40,000 shares of Impco's Common Stock upon exercise of outstanding options that are exercisable within 60 days of March 26, 2001, (ii) Rasmussen owned 143,590 shares of Impco's Common Stock and had the right to acquire 47,100 shares of Impco's Common Stock pursuant to currently exercisable stock options, and will have the right to purchase 8,000 shares of Impco's Common Stock upon exercise of outstanding stock options that are exercisable within 60 days of March 26, 2001, and
          (iii) Hussain owned 113,858 shares of the Impco's Common stock, had the right to acquire 44,600 shares of Impco's Common Stock pursuant to currently exercisable stock options, and will have the right to purchase 20,000 shares of Impco's Common Stock upon exercise of outstanding options that are exercisable within 60 days of March 26, 2001. Although a certain number of stock options held by each Reporting Person are currently exercisable, none of the Reporting Persons currently have any right to vote (or direct the vote of) or dispose (or direct the disposition of) any shares of Impco Common Stock that may be issued upon exercise of the options referenced in this Item 5(a).

     (b) The responses of the Reporting Persons to (i) Rows (7) through (13) of cover pages 2, 3 and 4 of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

     (c) Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock of the Company during the past 60 days.

     (d) Pursuant to each Reporting Person's Security Agreement and Agreement Not to Exercise Options ("Agreements"), Impco is entitled to receive all cash dividends paid in respect of the Common Stock and NQ Options pledged. Additionally, pursuant to each Reporting Person's Agreement, Impco has the right to receive the proceeds from any disposition of the Common Stock and NQ Options pledged.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Items 3 through 5 is incorporated herein by reference.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities or the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

All statements made in the body of this statement concerning the terms of each agreement filed as an Exhibit to this Schedule 13D are qualified in their entirety by the actual text of such agreements as filed herewith.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Promissory Note Issued by Robert Stemmler to Impco Technologies, Inc. dated March 15, 2001.

Exhibit 2 Promissory Note Issued by Dale Rasmussen to Impco Technologies, Inc. dated March 15, 2001.

Exhibit 3 Promissory Note Issued by Syed Hussain to Impco Technologies, Inc. dated March 15, 2001.

Exhibit 4 Security Agreement and Agreement Not to Exercise Options entered into between Robert Stemmler and Impco Technologies, Inc. dated
           March 15, 2001.

Exhibit 5 Security Agreement and Agreement Not to Exercise Options entered into between Dale Rasmussen and Impco Technologies, Inc. dated
           March 15, 2001.

Exhibit 6 Security Agreement and Agreement Not to Exercise Options entered into between Syed Hussain and Impco Technologies, Inc. dated
           March 15, 2001.

Exhibit 7 Deed of Trust Executed by Dale Rasmussen regarding personal residence.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2001

                              By:  /s/ Robert Stemmler
                                   -------------------------------
                                   Robert Stemmler, an individual

                              By:  /s/ Dale Rasmussen
                                   -------------------------------
                                   Dale Rasmussen, an individual

                              By:  /s/ Syed Hussain
                                   -------------------------------
                                   Syed Hussain, an individual